Exhibit (a)(5)(CC)
WE ARE OFFERING
ALL SHAREHOLDERS
€40.l6 PER ENDESA
SHARE IN CASH
Go to your bank or financial institution until 1 October
Informative leaflet registered in the Stock Exchange Commission (CNMV) and available in the domiciles of Enel, Acciona, Endesa, the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and Santander Investment, as well as the websites of the CNMV, SEC, Enel, Acciona and Endesa.